SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 6-K

                           Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934

                 For the quarterly period ended June 30, 2002


                              Watch Resources Ltd.
------------------------------------------------------------------------------
                              (Registrant's name)
                     Suite 1320, 925 West Georgia Street
                         Vancouver, British Columbia
                                Canada V6C 5L2


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F X  (SEC File No: 0-49791)               Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes :   X                                         No :

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         File # 0-49791.

                             WATCH RESOURCES LTD.



                              Table of Contents

                                                                      Page

Item 1.  Financial Statements

         Balance Sheets                                                F1

         Statements of Operations and Deficit                          F2

         Statements of Changes in Financial Position                   F3

         Statements of Oil and Gas Property Costs                      F4

         Notes to Financial Statements                                  1

Item 2.  Schedule B - Quarterly Report, Period ending June 30, 2002    B1

Item 3.  Schedule C - Management Discussion                            C1

                             WATCH RESOURCES LTD.


                             Financial Statements

                                JUNE 30, 2002
                           Prepared By Management

WATCH RESOURCES LTD.                                                      F1

Prepared by Management
Balance Sheets
June 30, 2002 and December 31, 2001

-----------------------------------------------------------------------------
                                              June 30-02            Dec 31-01
-----------------------------------------------------------------------------

ASSETS                                       (Un-Audited)          ( Audited)

Current
 Cash                                      $       266,700   $        352,985
  Goods & Services Tax Receivable                    7,351              3,405
  Due from a related party (Note 6)                 30,000             30,000
  Prepaid expenses                                 176,983              6,187
-----------------------------------------------------------------------------
                                                   481,034            392,577

Investments (Note 4)                                    12                 12
Oil and gas property costs (Note 3)              2,360,354                  1
-----------------------------------------------------------------------------

                                           $     2,841,400   $        392,590
=============================================================================

LIABILITIES


Current
 Accounts payable and accrued liabilities  $       748,432   $        483,682
 Loan payable (Note 5)                                   -             30,000
 Share Subscriptions                                     -            620,000
-----------------------------------------------------------------------------
                                           $       748,432   $      1,133,682

SHAREHOLDERS' EQUITY

Share capital  (Note 7)                         13,155,335         10,150,455

Deficit                                        (11,062,367)       (10,891,547)
-----------------------------------------------------------------------------

                                                 2,092,968           (741,092)
-----------------------------------------------------------------------------

                                           $     2,841,400   $        392,590
=============================================================================


Approved by the Directors:         "Chris Cooper"           "D. Barry Lee"
                               --------------------     --------------------
                                    Chris R. Cooper          D. Barry Lee

WATCH RESOURCES LTD.                                                      F2

Prepared by Management
Statements of Operations and Deficit
Six and Three Months Ended June 30, 2002 and 2001
Un-Audited


                               Three Months   Three Months    Six Months    Six Months
                                  Ended          Ended           Ended         Ended
                               June 30-02      June 30-01     June 30-02    June 30-01
--------------------------------------------------------------------------------------

Revenues net                        1,255             396          1,591         1,356
--------------------------------------------------------------------------------------

Administrative expenses
 Accounting & Audit                     -           8,620          6,375         9,157
 Interest & bank Charges              445              85            665           288
 Legal (Note 10)                   30,514             397         52,837         6,523
 Exchange Fees                        950               -          7,121             -
 Rent (Note 10)                    19,000          15,000         37,000        35,000
 Office Expenses                    6,797           1,217          9,924         1,952
 Transfer Agent                     1,918             641          3,331         3,347
 Printing & Mail Out Costs          2,186               -          2,203             -
 Filing Fees                        2,604               -          4,156             -
 Postage & Courier                  1,665               -          1,689             -
 Licenses & Dues                        -             845          1,160         2,541
 Meeting & Seminar Costs              411               -            411             -
 Consulting (Note 10)              31,229           7,000         44,579        38,444
 Travel                             1,960               -          1,960             -
 Shareholder Relations             17,666           1,696         17,666         1,696
 Flow-Through Expenditures              -               -              -             -
 Interest & Penalties               2,500               -          2,500             -
--------------------------------------------------------------------------------------

                                  119,845          35,501        193,577        98,948
--------------------------------------------------------------------------------------

Expense Recoveries                      -               -        (21,166)            -
--------------------------------------------------------------------------------------

Loss for the period              (119,845)        (35,501)      (172,411)      (98,948)

Net Income                       (118,590)        (35,105)      (170,820)      (97,592)

Deficit, beginning of year                                    10,891,547    10,085,265
--------------------------------------------------------------------------------------

Deficit, end of period                                        11,062,367    10,182,857
======================================================================================


WATCH RESOURCES LTD.                                                      F3

Prepared by Management
Statements of Changes in Financial Position
Six and Three Months Ended June 30, 2002 and 2001
Un-Audited


                                      Three Months   Three Months    Six Months    Six Months
                                         Ended          Ended           Ended         Ended
                                      June 30-02      June 30-01     June 30-02    June 30-01
---------------------------------------------------------------------------------------------

Cash provided by (used for)
Operating activities
  Net Loss                              (118,590)        (35,105)      (170,820)      (97,592)
---------------------------------------------------------------------------------------------

Changes in Non-Cash Working Capital
 Good & Service Tax Receivable              (203)              -         (3,946)            -
 Prepaid Expenses                       (170,796)              -       (170,796)            -
 Accounts Payable                        299,563               -        264,751             -
 Other Non Cash Items                          -           2,365              -      (168,388)
---------------------------------------------------------------------------------------------

                                           9,974         (32,740)       (80,811)     (265,980)
---------------------------------------------------------------------------------------------

Investing Activities
 Deferred Exploration                 (1,888,155)              -     (2,360,354)            -
---------------------------------------------------------------------------------------------

                                      (1,188,155)              -     (2,360,354)            -
---------------------------------------------------------------------------------------------

Financing Activities
 Loan Payable                            (30,000)              -        (30,000)            -
 Related Party Payables                        -               -              -      (527,242)
 Convertible Debenture                  (300,000)              -              -             -
 Share Subscriptions                           -               -       (620,000)     (822,500)
 Issuance of Common Shares (Note 7)    2,104,880               -      3,004,880       822,500
---------------------------------------------------------------------------------------------

                                       1,774,880               -      2,354,880      (527,242)
---------------------------------------------------------------------------------------------


Increase (decrease) in cash position    (103,301)        (32,740)       (86,285)     (793,222)

Cash position, beginning of Year         370,001          64,665        352,985       825,147
---------------------------------------------------------------------------------------------

Cash position, end of Period             266,700          31,925        266,700        31,925
=============================================================================================


WATCH RESOURCES LTD.                                                      F4

Statements of Oil and Gas Property Costs
Period ended June 30, 2002 and December 31, 2001

-----------------------------------------------------------------------------------------------
                                                               June 30, 2002   December 31,2001
-----------------------------------------------------------------------------------------------

Greencourt, Virginia Hills, Vega North and Cecil (note 3(c))

Exploration costs	                                       $           -     $      638,587
Write-off of exploration costs                                             -            638,586
-----------------------------------------------------------------------------------------------
                                                                           -                  1
-----------------------------------------------------------------------------------------------

Eastarm (Dahl) (note 3(d))

Drilling & Completion Costs                                    $     641,466     $            -
Seismic Costs                                                         25,386                  -
-----------------------------------------------------------------------------------------------
                                                                     666,852                  -
-----------------------------------------------------------------------------------------------

Liard Basin West Patry (note 3(e))

Drilling & Completion Costs                                    $   1,683,002     $            -
Seismic Costs                                                              -                  -
Gas Reservation Fees                                                  10,500                  -
-----------------------------------------------------------------------------------------------
                                                                   1,693,502                  -
-----------------------------------------------------------------------------------------------

Total oil and gas properties and exploration
 costs, end of period                                          $   2,360,354     $            1
===============================================================================================



The accompanying notes are an integral part of the financial statements.

WATCH RESOURCES LTD.                                                      1
Notes to Financial Statements
Period ended June 30, 2002

----------------------------------------------------------------------------

1. Nature of operations

   The Company was incorporated on January 5, 1987 under the laws of British Columbia. Its principal business activities are the exploration and development of oil and gas properties.

   The Company is in the process of exploring its oil and gas properties.
   The continuing operations of the Company and the recoverability of the amounts shown for oil and gas property and deferred exploration is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition thereof. In the event that the Company is forced to liquidate resource interests, the Company may realize significantly less than the amounts shown on the balance sheet depending on the terms of liquidation.

   These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

   The amount shown as oil concessions represent net costs to date and do not necessarily represent present or future values.

   During the year ending December 2000, the Company underwent a corporate reorganization resulting in a 1 for 20 share capital rollback and a subsequent increase in its authorized share capital to 100,000,000 common voting shares. The name of the Company was changed from Can West Explorations Inc. to Watch Resources Ltd.

2. Significant accounting policies

   (a) Oil and gas properties

   The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants. All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centers. Such costs include lease acquisition costs,geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, and technical consulting costs directly related to exploration and development activities.

WATCH RESOURCES LTD.
Notes to Financial Statements, page 2
Period ended June 30, 2002

----------------------------------------------------------------------------

2. Significant accounting policies (continued)

   (a) Oil and gas properties (continued)

       On an on-going basis, the Company evaluates each of its oil and gas properties based on results to date to determine the nature of exploration and development work that is warranted in the future. If the value of the property is considered to be impaired, the deferred costs related to that property are written down to their estimated recoverable amount.

       During the year 2000, the Company wrote-off $5,994,747 in costs relating to the termination of its interest in its Lagunillas (Colombia) and Kirk Lake (Alberta) claims.

   (b) Depletion and depreciation

       Depletion of exploration and development costs and depreciation of production equipment is calculated using the unit of production method based upon estimated proven petroleum reserves.

   (c) Investments

       Investments are recorded at the lower of cost or market value. Subsidiaries that the Company does not control or significantly influence are recorded at cost. (See note 4).

   (d) Foreign currency translation

       Foreign denominated assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items. Foreign denominated revenue and expense items are translated at exchange rates prevailing at the transaction date, except for amortization which is translated at historical rates of exchange. Exchange gains and losses are recognized currently in income.

   (e) Stock based compensation

       No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

WATCH RESOURCES LTD.
Notes to Financial Statements, page 3
Period ended June 30, 2002

----------------------------------------------------------------------------

2. Significant accounting policies (continued)

   (f) Loss per share

       Loss per share is calculated over the weighted average number of shares outstanding during the year.

   (g) Comparative figures

       Prior year figures have been reclassified where applicable to conform with the presentation adopted in the current year.

3. Oil and gas properties

   (a) Kirk Lake

       The Company acquired a 50% interest in a lease relating to lease agreement AO246 on November 26, 1997 in the Kirk Lake region of Alberta. The other 50% of this interest is owned by Pan-Global Enterprises Inc. During the 2000 year, as there were no proven reserves located and the Company had abandoned its interest, $20,597 in deferred exploration costs was written-off.

   (b) Lagunillas project, Colombia

       The Company had previously obtained a 100% interest in the Lagunillas contract area located in Colombia, through its offshore wholly owned subsidiary, Can West Exploration Inc., a Grand Caymans registered company (formerly CIMA Explorations Ltd.). The Lagunillas block is located in the Department of Tolima in central Colombia. During 2000, the Company's subsidiary lost all rights to this claim as a result of not performing the required exploration and development work. Consequently, acquisition and deferred exploration costs if $5,974,150 were written-off during the 2000 year.

WATCH RESOURCES LTD.
Notes to Financial Statements, page 4
Period ended June 30, 2002

----------------------------------------------------------------------------

3. Oil and gas resource properties (continued)

   (c) Greencourt, Virginia Hills, Vega North and Cecil

       The Company entered into a farmout agreement dated December 3, 2001 with Willex Energy Ltd. ("Willex") of Calgary, Alberta to participate in a five well drilling program consisting of the Greencourt, Vega North, Virginia Hills, Cecil Murphy and Cecil Vintage lands located in the Peace River Arch area of Alberta.

      i.  Greencourt, Virginia Hills and Vega North

          The Company agreed to pay 50% of Willex's 67% in drilling, completing, equipping and tie-in costs of each of these properties. Until payout is reached in these wells, the Company will have a 33.33% working interests in each of the drilling spacing units subject to overriding and crown royalties. The payout accounts will be reduced by 33.33% of the land costs and 25% of the seismic costs. At the time of payout in each of these wells, the Company will convert to a 16.67% working interests in the drilling spacing units subject to the overriding and crown royalties.

          The Company's share of exploration expenses on the Virginia Hills well amounted to $133,178. The well was found not to be economic and consequently the costs incurred were written-off.

          The Greencourt and Vega North earning wells are to be drilled in the first quarter of 2002 subject to surface access, rig availability and government approval. Willex will choose the location for these wells.

          In addition, the Vega North land is encumbered by a 2% Gross Overriding Royalty on100% of production, payable to Rolling Thunder Resources Inc.

     ii.  Cecil Murphy

          This earning well carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Murphy Oil Company on 100% of the production. The Company agreed to pay 100% of Willex's 67% in drilling and casing costs. There is no payout in this well. The Company will earn 33.34% in the drilling spacing unit subject to the overriding and crown royalties. The Company will pay 33.34% of the completing, equipping and tie-in costs of this well. Drilling on this earning well commenced during the 4th quarter of 2001.

WATCH RESOURCES LTD.
Notes to Financial Statements, page 5
Period ended June 30, 2002

----------------------------------------------------------------------------

3. Oil and gas resource properties (continued)

   (c)  Greencourt, Virginia Hills, Vega North and Cecil (continued)

     ii.  Cecil Murphy  (continued)

          The Company's share of exploration expenses in this well was $505,409. The well was found not to be economic and consequently the costs incurred were written-off.

   iii.   Cecil Vintage

          This earning well carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Vintage Petroleum Canada, Inc. on 45% of the production, net 3.375% without deductions. The Company agreed to pay 50% of Willex's 30% in drilling and casing costs. There is no payout in this well. The Company will earn 7.5% in the drilling spacing unit subject to the overriding and crown royalties. The Company will pay 7.5% of the completing, equipping and tie-in costs of this well.

   (d) Eastarm BC

       The Company reached an agreement with Lightning Energy Ltd.of Calgary, Alberta to participate in a well drilled in the Eastarm area of British Columbia. The Company has agreed to pay 25% of Lightning's share of drilling cost to earn a 25% share of the net working interest earned by Lightning in certain lands farmed out by the operator. Thus Watch will have a net 12.5% interest in the farmout lands.

   (e) Liard Basin, BC

       The Company entered into an agreement with Lightning Energy Ltd., of Calgary, Alberta, whereby the Company will participate in the drilling of a well in the Liard Basin area of northeastern British Columbia. The operator of the well is a major integrated energy company based in Calgary.
       The well, which is to spud in early April 2002, will be drilled to a depth of approximately 3300 meters, and is targeting Devonian Age natural gas. Watch has agreed to pay 30% of the costs of the well to earn a 30% working interest before payout in the test well spacing unit, subject to a 15% gross overriding return royalty (GORR) to the operator. After payout, the Company will earn a 15% working interest in the well spacing unit and in 14 adjoining sections of land.
       Per the agreement, once Watch has fulfilled its obligations with respect to the initial well at Liard, the Company will also earn the right to participate in future wells with Lightning in the Liard Basin over an additional 300 sections of northeastern British Columbia land.

WATCH RESOURCES LTD.
Notes to Financial Statements, page 6
Period ended June 30, 2002

---------------------------------------------------------------------------

4. Investments

   The investments consist of the following:

   (a) Cal West Investments Ltd.

   The Company owns 100% of the issued common shares of Cal West Investments Ltd. ("Cal West") valued at $10. Cal West is involved in real estate financing projects located in Dallas. Although the Company owns 100% of the issued common shares, the investment is recorded at cost since there is no true control or significant influence held by the Company over Cal West, nor does the Company have continuing power to determine strategic operating, investing or financing policies of Cal West. Any profits received from Cal West will be recorded when realized by the Company. As at December 31, 2001, the Company has not generated any revenues from this investment.

   (b) International Courseware Distributors Inc.

   This investment was initially recorded at cost. This investment was written down to a net realizable value of $1 in 1994 and continues to be recorded on the books of the Company at this expected realizable value.

   (c) US term deposit

   Investment in a $500,000 US term deposit formerly held at the Credit Bank & Trust Company, located in Georgetown, Grand Cayman as a performance bond to Ecopetrol of Colombia. During fiscal year 2000, this performance bond was surrendered to Ecopetrol as a result of inadequate exploration and development work being performed by the Company and its subsidiary relating to the Lagunillas project. Interest earned up to the date of surrender of approximately US$12,500(CAD$18,500) was used to assist the funding of Colombia operations.

   (d) Can West Exploration Inc. (formerly CIMA Exploration Ltd.)

   The Company owned 100% interest in Can West Exploration Inc.
   (formerly CIMA Explorations Ltd.). This wholly owned subsidiary was incorporated in the Grand Caymans for the sole purpose of holding the Company's interest in the Lagunillas property. As control existed in year 1999, the results of operations were consolidated on the parent's financial statements. In fiscal 2000, the subsidiary had lost its claim relating to the Lagunillas property and had discontinued operations. All costs had been written-off as they were no longer recoverable. Following the shutdown, the Company had abandoned control of the subsidiary and valued the investment in the subsidiary at an expected net realizable value of $1.

5. Loan payable

   A loan of $30,000 was made from a public company listed on the Canadian Venture Exchange. The advance is unsecured, non-interest bearing, with no fixed terms of repayment. The loan has since been repaid.

WATCH RESOURCES LTD.
Notes to Financial Statements, page 7
Period ended June 30, 2002

----------------------------------------------------------------------------

6. Due from/to related parties

   Amount is due from a company controlled by a director of the Company. The amount is unsecured, non-interest bearing and repayable upon demand.

7. Share capital

   (a) Authorized

       - 100,000,000 common shares without par value.

   (b) Issued and outstanding

       --------------------------------------------------------------------
                                            Number of Shares         Amount
       --------------------------------------------------------------------

       Balance as at December 31, 1999          22,536,515    $   9,327,955

         Reduction due to 1:20 share rollback  (21,409,689)               -
       --------------------------------------------------------------------

       Balance as at December 31, 2000           1,126,826        9,327,955

         Private placement                       2,350,000          822,500

       Balance as at December 31, 2001           3,476,826    $  10,150,455

         Private placement                       2,250,000          900,000
         Escrow  Return to Treasury                (37,500)               -
       --------------------------------------------------------------------

       Balance as at March 31, 2002              5,689,326    $  11,050,455

         Convertible Debenture                     666,667    $     300,000
         Exercised Debenture Warrants              666,666    $     366,666
         Exercised Warrants                      2,876,428    $   1,438,214
       --------------------------------------------------------------------

       Balance as at June 30, 2002               9,899,087    $  13,155,335



WATCH RESOURCES LTD.
Notes to Financial Statements, page 8
Period ended June 30, 2002

---------------------------------------------------------------------------

7. Share Capital  (continued)

       During the period ending June 30, 2002, The Company completed a non-brokered private placement of 1,050,000 flow-through shares at a price of $0.40 per flow-through share and 1,200,000 non-flow-through units at a price of $0.40 per non-flow-through unit for gross proceeds of $900,000. Each non-flow-through unit consists of one common share and one non-transferable share purchase warrant to purchase an additional common share of the Company at a price of $0.50 until January 25, 2003 and at a price of $0.55 until January 25, 2004.

       Proceeds from these private placements will be used to fund the Company's ongoing exploration expenses in connection with its drilling program on its Alberta oil and gas properties.


   (c) Warrants

       As at June 30, 2002, 353,572 non-transferable share purchase warrants to acquire 353,572 common shares are outstanding exercisable at a price of $0.40 to March 2, 2002 and $0.50 per share to March 2, 2003.

       As at June 30, 2002, 320,000 non-transferable share purchase warrants to acquire 320,000 common shares are outstanding and are exercisable at a price of $0.50 until January 25, 2003 and at a price of $0.55 until January 25, 2004.

   (d) Shares held in escrow

       Nil

8. Financial instruments

   The carrying amount of cash, goods and services taxes recoverable, prepaid expenses and deposits, accounts payable and accrued liabilities, loans payable and due to related parties approximate fair value because of the short-term maturity of these items.

WATCH RESOURCES LTD.
Notes to Financial Statements, page 9
Period ended June 30, 2002

---------------------------------------------------------------------------

9. Income taxes

   Subject to certain restrictions, the Company has operating losses of $1,717,900 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements. These losses expire as follows:

           2002                                   $    81,000
           2003                                        91,300
           2004                                       245,500
           2005                                       386,500
           2006                                       632,600
           2007                                       153,000
           2008                                       128,000
           --------------------------------------------------
                                                  $ 1,717,900
           ==================================================

   The Company also has capital loss carry forwards of approximately $2,648,000 which may be applied against future capital gains to reduce taxes otherwise payable.

   The Company has various Canadian resource related reserves totaling $1,119,455 which may be applied against certain taxable income at specified rates in future years.

   The Company has foreign exploration and development related reserves totaling $4,489,000 which may be applied against certain taxable income at specified rates in future years.

10. Related party transactions

   During the period, the Company paid rent of $37,000 and consulting fees of $12,000 to companies controlled by directors of the Company.

   During the period, the Company paid or accrued legal fees of $10,117 to a law firm, a partner of which is an officer of the Company.


11. Subsequent events

    Subsequent to the year-end, the following events occurred:

    The Company completed a private placement of 3,660,501 shares in the capital stock of the Company and 1,830,246 non-transferable share purchase warrants to purchase common shares of the Company, raising gross proceeds of CDN$2,796,875.75. A total of 3,272,500 shares were issued as flow-through shares. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $1.00 for a period of one year from the date of issue.

WATCH RESOURCES LTD.
Notes to Financial Statements, page 10
Period ended June 30, 2002

---------------------------------------------------------------------------

11. Subsequent events (continued)

    The Company paid a commission of 8% of the gross proceeds from the private placement to Canaccord Capital Corporation, and issued to Canaccord 75,000 corporate finance fee shares. In addition, the Company issued 359,800 share purchase warrants to Canaccord, and 6,250 warrants to Raymond James Ltd., having the same terms as the warrants issued under the private placement. Proceeds of the private placement will be used primarily to finance drilling activities on the Company's interest in the gas-prone Liard Basin area of northeastern British Columbia.

    Following the closing of the financing, the Company granted a total of 337,500 options to purchase common shares of the Company at a price of $0.75 for a period of five years to its Directors, officers and employees.

WATCH RESOURCES LTD.
QUARTERLY REPORT
Period ending June 30, 2002

SCHEDULE B                                                                B1

Prepared by management


1. Analysis Of Expenses And Deferred Costs
   ---------------------------------------

   See page 2 of Financial Statements.

2. Related Party Transactions
   --------------------------

   See note 10 of Financial Statements.

3. Summary Of Securities Issued And Options Granted During The Period

   (a) See Note 7 of Financial Statements.

   (b) 320,000 options were granted to directors and consultants of the Company during the period.

       Insiders                     Amount          Price           Expire Date
       --------                     ------          -----           -----------

       Chris Cooper             100,000          $0.30            March 12, 2007
       Chris Wright             100,000          $0.30            March 12, 2007
       Barry Lee                100,000          $0.30            March 12, 2007
       Gerald Shields            25,000          $0.30            March 12, 2007
       (1)Employee               50,000          $0.30            March 12, 2007
       Donald Sharpe            100,000          $0.76            April 19, 2007
       (1)Consultant            120,000          $0.76            April 19, 2003
       (1)Consultant            100,000          $0.80              May 25, 2003


4. Summary Of Securities As At The End of the Reporting Period

   (a) 100,000,000 common, voting, no par-value shares authorized.

   (b) 9,899,087 shares at a recorded value of $13,155,335 issued and outstanding.

   (c) See below:

       As at June 30, 2002 the Company had 695,000 options outstanding.

       As at June 30, 2002 the Company had the following warrants outstanding:

       353,572 non-transferable share purchase warrants. Shares can be purchased for one warrant at $0.40 per share until March 2, 2002, and $0.50 per share until March 2, 2003.

       320,000 non-transferable share purchase warrants to purchase an additional common share of the Company at a price of $0.50 until January 25, 2003 and at a price of $0.55 until January 25, 2004.



5. List of Directors and Officers

   As at the date of signing this report, the Directors and Officers of the Company are:

   Directors                  Officers
   ---------                  --------
   Chris Wright               D. Barry Lee         President
   Chris Cooper               Gerald J. Shields    Secretary
   D. Barry Lee
   Donald A. Sharpe

SCHEDULE C                                                                C1

(a) MANAGEMENT DISCUSSION

REVIEW OF OPERATIONS

The year to date has been an extremely active and exciting time for Watch Resources Ltd. Ongoing exploration programs in northeastern British Columbia have kept the Company busy drilling, completing, and production testing wells. Early success in at least one of the programs has made the Company very optimistic for the future.

DAHL

In the Dahl (Eastarm) area of northeastern British Columbia, the Company is participating in a well in partnership with Lightning Energy Ltd. and a large American integrated producer with a vast amount of experience and success drilling in similar geological structures. The subject area had hosted a number of large gas discoveries in the past year, the first of which was Alberta Energy Corporation's (AEC) Ladyfern gas field discovery well with delivery capabilities of about 60 million cubic feet of gas per day. Three additional wells in the same general area have shown similar quality reserves. Two are capable of initial production exceeding 50 million cubic feet per day, while the third can deliver 25 million cubic feet per day. These four Ladyfern wells are some of the most prolific gas wells ever drilled in Western Canada.

At Dahl, the Company participated in the drilling of a 2700-meter well, successfully encountering natural gas. The well was cased as a gas well and is undergoing production testing.  Once production testing is completed,
a production forecast from the well will be made.   Watch has a 25%
interest before payout and a 12.5% interest after payout in the subject well. Concurrent with production testing of the discovery well, the Company expects to drill a follow-up well, up-structure from the initial test well.

LIARD BASIN

Watch also participated with Lightning and the same major integrated producer in the drilling of a Devonian test well in the Liard Basin area of northeastern British Columbia, 80 kilometers northwest of Fort Nelson. Subsequent to the quarter, the Company announced that the well had been successful, and that it was being completed as a new pool wildcat potential gas discovery well. The well drilled to a total depth of 3,100 metres, encountered dry sweet gas while drilling, and subsequently confirmed the discovery by drill stem testing. It is the first of a multi-well earning in a rolling farm-in on 320 sections of land, and has earned the Company a 15% working interest in 20 contiguous sections (12,800 acres) of land. Prior to payout, Watch will have a 30% working interest in the discovery well subject to a 15% GORR payable to the farmor.

The discovery is currently awaiting completion and tie-in. The pipeline application and surveying process will shortly commence in order to complete the 1.6 kilometer tie-in to the Westcoast Energy Inc. system. Watch and its partners have access at competitive rates in the Westcoast system and expect production to commence by year-end or early in 2003.

The Company and partners are planning a second earning location that could spud prior to year-end if ground and weather conditions permit. The partnership has also committed to shoot 40 kilometres of 2D seismic data in order to confirm an additional earning location on its Mission Hills prospect located south of the West Patry discovery. The seismic program has been submitted for approval and is expected to commence during the fourth quarter.

The Watch partnership has also purchased additional acreage of approximately 19 sections (12,160 acres) in the Liard area, bringing the Company's total land position to 15% working interest in 39 sections (24,960 acres) together with the Company's option to earn the remaining 300 sections (192,000 acres) with wells drilled over the next two years.

MANAGEMENT

Watch strengthened its management team significantly by adding Mr. Donald
A. Sharpe to the Board of Directors. As a professional geophysicist with more than 20 years in the oil and gas business and in the management of public companies, Mr. Sharpe brings a vast amount of experience to the boardroom of the Company. He is a director and officer of a number of companies, both public and private.

SUBSEQUENT EVENTS

The Company completed a private placement of 3,660,501 shares in the capital stock of the Company and 1,830,246 non-transferable share purchase warrants to purchase common shares of the Company, raising gross proceeds of CDN$2,796,875.75. A total of 3,272,500 shares were issued as flow-through shares. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $1.00 for a period of one year from the date of issue.

The Company paid a commission of 8% of the gross proceeds from the private placement to Canaccord Capital Corporation, and issued to Canaccord 75,000 corporate finance fee shares. In addition, the Company issued 359,800 share purchase warrants to Canaccord, and 6,250 warrants to Raymond James Ltd., having the same terms as the warrants issued under the private placement. Proceeds of the private placement will be used primarily to finance drilling activities on the Company's interest in the gas-prone Liard Basin area of northeastern British Columbia.

Following the closing of the financing, the Company granted a total of 337,500 options to purchase common shares of the Company at a price of $0.75 for a period of five years to its Directors, officers and employees.

With exceptional exploration and development situations in hand, experienced management, continued strong oil and gas prices, and a lagging Canadian dollar, Watch is now well-positioned to take advantage of an increasingly bullish petroleum sector for the rest of the year and beyond.

(b) INVESTOR RELATIONS

Watch Resources has an agreement with National Media Associates of La Canada, California, for investor relations consulting services.

National Media Associates, formed in 1991, specializes in market-development activities on behalf of Canadian and U.S. public companies, and is headed by Mr. George Duggan, with the assistance of Mr. Michael Baybak, vice-president. Term of the engagement is for a one-year period, for a fee of $5,000 (U.S.) per month plus direct expenses. Mr. Baybak has also been granted, subject to regulatory approval, 100,000 options to purchase shares in the capital stock of the Company, at a price of $0.80 per share, for a period of three years. Neither National Media Associates nor its principals, directly or indirectly, presently own securities of the Company.

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     Watch Resources Ltd.


Date: September 4, 2002                            By: /s/  Chris Cooper
                                                   ---------------------
                                                   Name:   "Chris Cooper"
                                                   Title:   Director